Exhibit 99.4

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Overland Storage, Inc.

We have audited the accompanying consolidated balance sheets of Overland Storage, Inc. (the “Company”) as of June 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Overland Storage, Inc. as of June 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses and negative operating cash flows raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss Adams LLP

San Diego, California

September 23, 2014

OVERLAND STORAGE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2014	June 30, 2013
Assets
Current assets:
Cash	$4,262	$8,831
Short-term investment — related party	7,814	—
Accounts receivable, net of allowance for doubtful accounts of $31 and $94, as of June 30, 2014 and 2013, respectively	14,171	6,640
Inventories	15,525	10,354
Other current assets	2,419	1,923

Total current assets	44,191	27,748
Property and equipment, net	5,799	2,014
Goodwill	19,044	—
Intangible assets, net	23,784	652
Other non-current assets	1,121	989

Total assets	$93,939	$31,403

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$11,159	$5,221
Accrued liabilities	6,780	5,003
Accrued payroll and employee compensation	3,561	2,140
Income taxes payable	118	178
Accrued warranty	994	790
Deferred revenue	7,941	7,732
Other current liabilities	1,874	—

Total current liabilities	32,427	21,064
Deferred revenue, noncurrent	3,371	2,975
Long-term debt — related party	14,528	13,250
Long-term debt	5,406	3,500
Other long-term liabilities	1,413	910

Total liabilities	57,145	41,699

Commitments and contingencies (Note 13)
Shareholders’ equity (deficit):
Preferred stock, no par value, 1,000 shares authorized; no shares issued and outstanding as of June 30, 2014 and 2013	—	—
Common stock, no par value, 125,000 shares authorized; 17,540 shares issued and outstanding as of June 30, 2014, and 90,200 shares authorized; 6,081 issued and outstanding as of June 30, 2013	187,434	123,065
Accumulated other comprehensive income (loss)	4,654	(991)
Accumulated deficit	(155,294)	(132,370)

Total shareholders’ equity (deficit)	36,794	(10,296)

Total liabilities and shareholders’ equity (deficit)	$93,939	$31,403

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Year
	2014	2013
Net revenue:
Product revenue	$48,354	$28,836
Service revenue	17,338	19,184

	65,692	48,020
Cost of product revenue	38,165	24,950
Cost of service revenue	7,212	6,270

Gross profit	20,315	16,800

Operating expenses:
Sales and marketing	18,410	17,574
Research and development	6,189	6,522
General and administrative	19,666	11,579

	44,265	35,675

Loss from operations	(23,950)	(18,875)
Other income (expense):
Interest expense	(1,192)	(594)
Other income (expense), net	(342)	(13)

Loss before income taxes	(25,484)	(19,482)
(Benefit from) provision for income taxes	(2,560)	165

Net loss	$(22,924)	$(19,647)

Net loss per share:
Basic and diluted	$(1.99)	$(3.41)

Shares used in computing net loss per share:
Basic and diluted	11,491	5,768

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Fiscal Year
	2014	2013
Net loss	$(22,924)	$(19,647)

Other comprehensive income (loss):
Change in unrealized gains, net of tax of $2,607 and $0, respectively	4,727	—
Foreign currency translation adjustments	918	(73)

Total other comprehensive income (loss)	5,645	(73)

Comprehensive loss	$(17,279)	$(19,720)

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount

Balance at June 30, 2012	5,548	$116,682	$(918)	$(112,723)	$3,041
Issuance of common stock, net of issuance costs	204	870	—	—	870
Issuance of common stock for settlement of convertible notes interest	70	401	—	—	401
Exercise of stock options and ESPP purchases	33	215	—	—	215
Issuance of restricted stock	226	(749)	—	—	(749)
Share-based compensation	—	4,770	—	—	4,770
Stock appreciation rights	—	876	—	—	876
Net loss	—	—	—	(19,647)	(19,647)
Other comprehensive loss	—	—	(73)	—	(73)

Balance at June 30, 2013	6,081	123,065	(991)	(132,370)	(10,296)
Issuance of common stock	9,473	49,288	—	—	49,288
Issuance of common stock for convertible notes	1,650	10,722	—	—	10,722
Issuance of common stock for settlement of convertible notes interest	104	507	—	—	507
ESPP purchases	20	87	—	—	87
Issuance of restricted stock	212	(490)	—	—	(490)
Share-based compensation	—	3,953	—	—	3,953
Stock appreciation rights	—	302	—	—	302
Net loss	—	—	—	(22,924)	(22,924)
Other comprehensive income	—	—	5,645	—	5,645

Balance at June 30, 2014	17,540	$187,434	$4,654	$(155,294)	$36,794

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year
	2014	2013
Operating activities:
Net loss	$(22,924)	$(19,647)
Adjustments to reconcile net loss to cash used in operating activities (net of effects of acquisition):
Depreciation and amortization	2,597	1,248
Tax benefit	(2,215)	—
Share-based compensation	3,953	4,770
Loss on disposal of property and equipment	35	27
Changes in operating assets and liabilities:
Accounts receivable	39	2,553
Inventories	1,253	304
Accounts payable and accrued liabilities	279	(3,217)
Accrued payroll and employee compensation	(393)	75
Deferred revenue	(1,120)	(1,962)
Other assets and liabilities, net	(517)	1,806

Net cash used in operating activities	(19,013)	(14,043)

Investing activities:
Cash acquired from acquisition	1,715	—
Restricted cash acquired from acquisition	400	—
Purchase of fixed assets	(954)	(983)
Purchase of intangible assets	(250)	—

Net cash provided by (used in) investing activities	911	(983)

Financing activities:
Proceeds from convertible notes — related party	7,000	13,002
Proceeds from borrowings — related party	5,000	—
Proceeds from credit facility	3,018	—
Repayment of borrowings from credit facility	(1,111)	—
Proceeds from issuance of common stock, net of issuance costs	—	870
Payment for restricted stock tax liability on net settlement	(490)	(749)
Proceeds from exercise of stock options and ESPP purchases	86	215

Net cash provided by financing activities	13,503	13,338

Effect of exchange rate changes on cash	30	(3)

Net decrease in cash and cash equivalents	(4,569)	(1,691)
Cash, beginning of year	8,831	10,522

Cash, end of year	$4,262	$8,831

Supplemental disclosures of cash flow information:
Income taxes paid	$286	$191

Interest paid	$418	$167

Supplemental disclosures of non-cash investing and financing activities:
Issuance of common stock for acquisition	$49,288	$—

Issuance of common stock for conversion of convertible notes	$10,722	$—

Issuance of common stock for settlement of convertible notes interest	$507	$401

Short-term investment — related party	$481	$—

Equity award fair value adjustment to liability	$302	$876

Issuance of common stock for purchase of intangible assets — related party	$250	$—

Fixed asset purchases in accounts payable and accrued liabilities	$236	$102

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Overland Storage, Inc. (“Overland” or the “Company”) was incorporated on September 8, 1980 under the laws of the State of California. For more than 30 years, Overland has delivered data protection solutions designed for backup and recovery to ensure business continuity. The Company has a portfolio of disk-based data protection solutions, including network attached storage (“NAS”) and storage area network (“SAN”) products and solutions, as well as tape-based data protection solutions, including tape and virtual tape library systems, designed for small and medium business computing environments.

Effective the second quarter of fiscal 2014, the Company changed how it reports its operations to use a 52-week fiscal year end with each year ending on June 30, compared to prior year reporting using a 52-53 week fiscal year with each year ending on the Sunday closest to June 30. The Company’s last fiscal year ended June 30, 2013. Fiscal 2014 and 2013 each contained 52 weeks.

In January 2014, the Company completed its acquisition of Tandberg Data Holdings S.à r.l. (“Tandberg Data”).

The Company has incurred losses since fiscal 2006 and negative cash flows from operating activities fiscal 2007. As of June 30, 2014, the Company had an accumulated deficit of $155.3 million. During fiscal 2014, the Company incurred a net loss of $22.9 million. The Company expects to incur negative operating cash flows during the continued period of integration for its acquisition completed in January 2014 as the Company works to combine the entities and to improve operational efficiencies.

The Company has projected that cash on hand, its short-term investment (the common shares of Sphere 3D the Company owns), available borrowings under the Company’s credit facility, and other sources of funding will be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company’s current forecast, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, (iv) changes in the historical timing of collecting accounts receivable, and/or (v) the Company’s inability to liquidate its short-term investment could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occur or if we are not able to secure additional funding (including from Sphere 3D), the Company may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects, and/or prevent us from consummating the proposed merger with Sphere 3D. The Company may seek debt, equity or equity-based financing (such as convertible debt) when market conditions and the merger agreement with Sphere 3D permit.

The Company’s recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including Tandberg Data. All intercompany balances and transactions have been eliminated in consolidation.

Proposed Merger

In May 2014, the Company announced that it signed an agreement and plan of merger (the “Merger Agreement”) with Sphere 3D Corporation (“Sphere 3D”). Pursuant to the terms of the merger agreement, upon the consummation of the merger the

Company would become a wholly owned subsidiary of Sphere 3D. The merger is expected to close in the second quarter of fiscal 2015.

At the effective time of the merger, each issued and outstanding share of common stock of the Company will be canceled and automatically converted into the right to receive 0.46385 shares of common stock of Sphere 3D, subject to adjustment in certain circumstances. The Merger Agreement contains customary reciprocal operating covenants as well as customary negative covenants. Additionally, the Company is subject to a “no-shop” restriction on its ability to solicit alternative acquisition proposals, provide information to third parties and engage in discussions with third parties (subject to exceptions in certain limited circumstance).

The Merger Agreement contains certain termination rights for both the Company and Sphere 3D. The Merger Agreement provides that, upon termination under specified circumstances, the Company would be required to pay Sphere 3D a termination fee of $3.5 million. The Company and Sphere 3D are entitled to seek specific performance in order to enforce one another’s obligations under the Merger Agreement.

The Company’s shareholders will be asked to vote on the approval of the Merger Agreement and the Merger at a special shareholders’ meeting that will be held on a date to be announced. The closing of the Merger is subject to a condition that the Merger be approved by the affirmative vote of the holders of a majority of all outstanding shares of common stock of the Company. Consummation of the Merger is also subject to certain customary closing conditions. Certain shareholders of the Company holding a majority of the issued and outstanding shares of common stock of the Company have entered into voting agreements with Sphere 3D pursuant to which they have agreed to vote their shares of common stock in favor of the Merger at the special meeting. The Merger is not conditioned upon Sphere 3D obtaining additional financing.

The Board of Directors of the Company approved the Merger Agreement on May 15, 2014, with Eric Kelly abstaining (in order to avoid any appearance of conflict of interest resulting from his position as a director of Sphere 3D) and Daniel Bordessa abstaining (in order to avoid any appearance of conflict of interest resulting from his position as a nominee of Cyrus Capital Partners, the majority shareholder of the Company, and a holder of certain debt securities of Sphere 3D).

The terms of the Merger Agreement did not impact the Company’s consolidated financial statements as of and for the year ended June 30, 2014.

Reverse Stock Split

On January 16, 2014, the shareholders approved, and on April 9, 2014, the Company filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the Company’s capital stock. All share, per share, and stock option data information in the accompanying consolidated financial statements and the notes thereto have been restated for all periods to reflect the reverse stock split.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2014 presentation.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates.

Business Combination

Business combinations are accounted for using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis will change the amount of the purchase prices allocable to goodwill. All acquisition costs are expensed as incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Revenue Recognition

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under the Company’s warranty policy.

Generally, title and risk of loss transfer to the customer when the product leaves the Company’s dock, except for the Tandberg Data subsidiary where title and risk of loss transfer to the customer when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because the Company is unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn sold to the ultimate customer by the distributor. For products for which software is more than an incidental component, the Company recognizes revenue in accordance with current authoritative guidance for software revenue recognition.

Warranty and Extended Warranty

The Company records a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.

Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third-party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement.

Shipping and Handling

Amounts billed to customers for shipping and handling are included in product revenue, and costs incurred related to shipping and handling are included in cost of product.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $1.0 million and $0.7 million for fiscal years 2014 and 2013, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Software development costs are expensed until technological feasibility has been established, at which time any additional costs are capitalized. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs were capitalized during fiscal 2014 and 2013.

Segment Information

The Company reports segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of the Company’s reportable segments. The Company uses one measurement of profitability and does not disaggregate its business for internal reporting. The Company operates in one industry segment providing data storage solutions for small and medium businesses and distributed enterprises. The Company discloses information about products and services, geographic areas and major customers.

Short-term Investment — Related Party

Short-term investment is made up of a marketable security. This investment is classified as available-for-sale and is reported at fair value based on quoted prices using the specific identification method. Unrealized gains and losses are recorded in other comprehensive loss and included as a separate component of shareholders’ equity (deficit). Realized gains and losses and declines in value judged to be other than temporary on marketable securities, if any, are included in other income in the consolidated statements of operations.

Accounts Receivable and Allowance for Doubtful Accounts

The Company records accounts receivable at the invoice amount and does not charge interest thereon. The Company estimates its allowance for doubtful accounts based on an assessment of the collectibility of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, the Company analyzes specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. The Company reviews the allowance for doubtful accounts on a quarterly basis and records adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectible.

The following table summarizes the changes in allowance for doubtful accounts (in thousands):

Fiscal year	Balance at Beginning of Year	Charged to Expense	Write-offs, Net of Recoveries	Balance at End of Year
2014	$94	$20	$(83)	$31
2013	$222	$3	$(131)	$94

Inventories

Inventories are stated at the lower of cost or market using the first-in-first-out method. The Company assesses the value of its inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, the Company writes down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining estimated useful life of the asset or the term of the lease.

Estimated useful lives are as follows:

Building	40 years
Machinery and equipment	3-5 years
Furniture and fixtures	5 years
Computer equipment and software	1-5 years

Expenditures for normal maintenance and repair are charged to expense as incurred, and improvements are capitalized. Upon the sale or retirement of property or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.

Long-lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment. The Company tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company’s consideration includes, but is not limited to, the following events or changes as potential indicators of non-recoverability:

•	Significant under-performance relative to historical or projected future operating results.

•	Significant changes in the manner of use of the assets or the strategy for the Company’s overall business.

•	Significant decrease in the market value of the assets.

•	Significant negative industry or economic trends.

When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset. If the Company’s future results are significantly different from its forecast, the Company may be required to further evaluate its long-lived assets for recoverability and such analysis could result in an impairment charge in a future period. In both fiscal 2014 and 2013, there were no impairments recognized.

Goodwill and Purchased Intangible Assets

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. The carrying amount of goodwill is tested for impairment on an annual basis at June 30, or more frequently if the Company believes indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization.

Purchased intangible assets are amortized on a straight-line basis over their economic lives of three to ten years for developed technology, six years for customer contracts and trade names, and 15 years for customer relationships as the Company believes this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If the Company’s future results are significantly different from its forecast, the Company may be required to further evaluate its intangible assets for recoverability and such analysis could result in an impairment charge in a future period.

Foreign Currency

The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the consolidated statements of operations. Such transactions resulted in a loss of $353,000 and $19,000 for fiscal 2014 and 2013, respectively.

Income Taxes

The Company provides for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that it is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit. If the valuation allowance is released in a future period, income tax expense will be reduced accordingly.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Comprehensive Loss

Comprehensive loss and its components encompasses all changes in equity other than those with stockholders, includes net loss, unrealized gains on related party investment, and foreign currency translation adjustments, and are disclosed in a separate consolidated statement of comprehensive loss.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable, which are generally not collateralized. To reduce credit risk, the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses for estimated bad debt losses.

The following table indicates the percentage of net revenue and accounts receivable in excess of 10% with any single customer:

		Percentage of
Fiscal Year Ended:		Net Revenue	Trade Accounts Receivable
June 30, 2014	Customer A	10.6%	6.8%
	Customer B	7.2%	13.1%

June 30, 2013	Customer A	12.2%	14.5%
	Customer B	12.2%	16.6%

Net Loss per Share

Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Dilutive common stock equivalents are comprised of awards and options granted under the Company’s stock option plans, employee stock purchase plan (“ESPP”) share purchase rights, common stock purchase warrants, and convertible notes. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

Anti-dilutive common stock equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Fiscal Year
	2014	2013
Restricted stock not yet vested and released	1,903	529
Options outstanding and ESPP share purchase rights	278	332
Common stock purchase warrants	2,875	2,726
Convertible notes	1,789	2,038
Convertible notes interest	568	795

Share-based Compensation

The Company accounts for share-based awards, and similar equity instruments, granted to employees and non-employee directors under the fair value method. Share-based compensation award types include stock options, restricted stock, and stock appreciation rights (“SAR”) awards. The Company uses the Black-Scholes option pricing model to estimate the fair value of its option awards on the measurement date, which generally is the date of grant. The cost is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered.

Compensation expense associated with options with graded vesting is recognized pursuant to an accelerated method. Compensation expense associated with restricted stock is recognized over the vesting period using the straight-line method. The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of the Company’s net deferred tax assets and its net operating loss carryforwards.

Fair Value of Financial Instruments

Financial instruments including cash, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. Short-term investments are measured at fair value using Level 1 inputs as the stock is traded on the TSX Venture Exchange and the NASDAQ Global Market. The carrying amount of the credit facilities borrowings approximate their fair value as the interest rate of the credit facilities are substantially comparable to rates offered for similar debt instruments. At June 30, 2014, the fair value of related party long-term debt was estimated to be $12.0 million, using an estimated interest rate of 12%, and was classified within Level 3 of the fair value hierarchy. At June 30, 2013, the fair value of related party long-term debt was estimated to be $11.5 million, using an estimated interest rate of 12%, and was classified within Level 3 of the fair value hierarchy. At June 30, 2014 and 2013, the related party debt had a carrying value of $14.5 million and $13.25 million, respectively.

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used in measuring fair value as follows:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2	—	Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data, and

Level 3	—	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Recently Issued Accounting Pronouncements

In July 2013, the FASB (“Financial Accounting Standards Board”), issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 provides that an entity is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance affected presentation only and, therefore, did not have a material impact on the Company’s consolidated financial results.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-09 has not yet been determined.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-15 has not yet been determined.

NOTE 2 — BUSINESS COMBINATION

On January 21, 2014, the Company acquired Tandberg Data, a privately held provider of data storage and data protection solutions, for consideration transferred of approximately $49.0 million, which was paid in shares of the Company’s common stock. The shareholders of Tandberg Data received 9,430,526 shares of the Company’s common stock at $5.20 per share. This acquisition expands the Company’s number of global channel and service partners, product lines and service offerings, as well as expands the Company’s market reach in Europe and the Asia-Pacific region.

A summary of the preliminary estimated fair values of the assets acquired and liabilities assumed as of the closing date (in thousands):

Cash and cash equivalents	$1,715
Restricted cash	400
Accounts receivable	7,571
Inventories	6,416
Property and equipment	3,763
Identifiable intangible assets	24,260
Other assets	1,959

Total identifiable assets acquired	46,084

Current liabilities	(13,796)
Other liabilities	(2,293)

Total identifiable liabilities assumed	(16,089)

Net identifiable assets acquired	29,995
Goodwill	19,044

Net assets acquired	$49,039

Goodwill is comprised of expected synergies from combining Tandberg’s operations with that of the Company, reduction in future combined research and development expenses, and intangible assets, such as acquired workforce, that do not qualify for separate recognition.

The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third-party valuation specialists. Adjustments may be made to the estimated fair values during the measurement period as we obtain additional information. The primary area of estimates that were not yet finalized related to inventories. None of the goodwill recognized upon acquisition is deductible for tax purposes. In the fourth quarter of fiscal 2014, the Company recorded an adjustment of $0.4 million to goodwill and other liabilities primarily related to deferred taxes.

The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Developed technology	$21,040	9.2
Customer relationships	1,120	15.0

Total finite lived intangible assets	22,160	8.8
Indefinite lived intangible asset — trade name	2,100	n/a

Total identified intangible assets	$24,260

The Company’s consolidated net revenues for the fiscal year ended June 30, 2014 included $25.5 million attributable Tandberg Data since the acquisition. Due to continued integration of the combined businesses since the date of acquisition, it is impracticable to determine the earnings or loss contributed by the acquisition.

The following unaudited pro forma combined financial information gives effect to the acquisition as if it were consummated on July 1, 2012 (the beginning of the earliest fiscal period presented). Due to historically differing fiscal year ends of the Company and Tandberg Data, the unaudited pro forma combined financial information for the fiscal years ended June 30, 2014 and 2013 are based on the historical results of the Company, and derived from the historical results of Tandberg Data by combining the six-month period ended December 31, 2012 and the six month period ended June 30, 2013; as well as, the six month period ended December 31, 2013 and the period ended January 21, 2014. The unaudited pro forma combined financial information is presented for informational purposes only, is not intended to represent or be indicative of the results of operations of the Company that would have been reported had the acquisition occurred on July 1, 2012, and should not be taken as representative of future consolidated results of operations of the combined company (in thousands):

	Fiscal Year
	2014	2013
Net revenue	$99,588	$109,671

Net loss	$(30,634)	$(28,524)

Net loss per share	$(1.82)	$(1.90)

The Company incurred acquisition related expenses of $2.1 million which consisted primarily of due diligence, legal and other one-time integration charges and are included in general and administrative expense in the consolidated statements of operations.

NOTE 3 — SHORT-TERM INVESTMENT— RELATED PARTY

In July 2013, the Company entered into a supply agreement with Sphere 3D. As partial payment under the supply agreement, Sphere 3D issued 769,231 common shares of Sphere 3D to the Company. Sphere 3D’s shares are traded on the TSX Venture Exchange and the NASDAQ Global Market. Short-term investments are classified as available-for-sale marketable securities. See note 7 for additional related party disclosure.

The following summarizes short-term investment (in thousands):

	June 30, 2014
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investment — related party	$481	$7,333	$—	$7,814

NOTE 4 — COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

The following table summarizes inventories (in thousands):

	June 30,
	2014	2013
Raw materials	$4,767	$3,496
Work in process	875	857
Finished goods	9,883	6,001

	$15,525	$10,354

The following table summarizes property and equipment (in thousands):

	June 30,
	2014	2013
Computer equipment	$2,303	$2,140
Building	2,115	—
Machinery and equipment	1,499	727
Leasehold improvements	1,288	563
Furniture and fixtures	148	79

	7,353	3,509
Accumulated depreciation and amortization	(2,649)	(1,914)
Construction in progress	1,095	419

	$5,799	$2,014

Depreciation and amortization expense for property and equipment was $1.0 million and $0.6 million in fiscal 2014 and 2013, respectively.

NOTE 5 — INTANGIBLE ASSETS

The following table summarizes purchased intangible assets, net (in thousands):

	June 30,
	2014	2013
Developed technology	$23,467	$1,928
Customer contracts and trade names	3,853	3,853
Customer relationships	1,120	—

	28,440	5,781
Less: Accumulated amortization	(6,756)	(5,129)

	21,684	652
Indefinite lived intangible asset - trade name	2,100	—

Total intangible assets, net	$23,784	$652

Amortization expense of intangible assets was $1.6 million and $0.7 million during fiscal 2014 and 2013, respectively. Estimated amortization expense for intangible assets is approximately $2.2 million, $2.2 million, $2.0 million, $1.8 million, and $1.8 million in fiscal 2015, 2016, 2017, 2018, and 2019, respectively.

NOTE 6 — DEBT

Credit Facility

In August 2011, the Company entered into a loan and security agreement, or credit facility, which allows for revolving cash borrowings up to $8.0 million. The proceeds of the credit facility may be used to fund the Company’s working capital and to fund its general business requirements. The obligations under the credit facility are secured by substantially all assets of the Company other than 65% of the stock of its foreign subsidiaries which are pledged under the Company’s convertible notes. Borrowings under the credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.00% or 1.25%, depending on the Company’s liquidity coverage ratio. The Company is also obligated to pay other customary facility fees and arrangement fees for a credit facility of this size and type. In August 2013, the credit facility was amended to extend the scheduled maturity date to August 7, 2015 and add a separate line of credit in the amount of $750,000 for letters of credit, foreign exchange contracts, and cash management. In March 2014, the credit facility was amended to provide for a $3.0 million sublimit for advances to one of the Company’s subsidiaries. Borrowings under the sublimit bear interest at the prime rate (as defined in the credit facility) plus a margin of either 2.00% or 2.25%, depending on the Company’s net cash. At June 30, 2014, the interest rates on the credit facility and the sublimit were 4.5% and 5.5%, respectively.

The credit facility requires the Company to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facility, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and deduct such amounts from the Company’s lockbox account on deposit with the bank. At June 30, 2014, the Company was in compliance with all covenants of the credit facility.

At June 30, 2014 and 2013, $5.4 million and $3.5 million, respectively, was outstanding on the credit facility and recorded as long-term debt. At June 30, 2014, an external borrowing capacity of up to $2.6 million remained on the credit facility. No payments are due within the next 12 months.

Convertible Notes - Related Party

In February 2013, the Company entered into a note purchase agreement (the “NPA”) with the purchasers party thereto (the “Purchasers”), including certain affiliates of Cyrus Capital Partners, L.P. (the “Cyrus Purchasers”), which was amended in March 2013. The Company sold to the Purchasers convertible promissory notes (the “Initial Notes”) of the Company in an aggregate original principal amount of $13.25 million. On November 1, 2013, the Company amended and restated the NPA and agreed to sell additional convertible promissory notes (the “Additional Notes” and, together with the Initial Notes, the “Notes”) to the Cyrus Purchasers. The Company issued the Additional Notes in amounts of $3.0 million, $2.0 million, and $2.0 million on November 12, 2013, December 24, 2013, and January 21, 2014, respectively.

The Initial Notes are scheduled to mature in February 2017. The Additional Notes are scheduled to mature four years from date of issuance. Debt issuance costs of $0.3 million have been included in other assets and will be amortized over the term of the Notes. The Notes bear interest at a rate of 8% per annum, payable semi-annually.

On November 8, 2013, the Company issued 1,649,579 shares of common stock to the Purchasers in satisfaction of approximately $10.7 million of the Initial Notes. On November 8, 2013, the Cyrus Purchasers, the beneficial owners of Tandberg Data, became the sole holders of the outstanding Notes. In January 2014, the Company completed the acquisition of Tandberg Data.

At June 30, 2014 and 2013, the Notes principal balance was $9.5 million and $13.25 million, respectively, and was recorded as long-term debt — related party. No payments of principal are due within the next 12 months.

Through July 2015, the Company may, subject to certain limitations, pay interest in cash or in shares of common stock at its option. Subsequent to July 2015, if at any time the Cyrus Purchasers hold 20% or more of the then outstanding common stock, the Cyrus Purchasers (and not the Company) will have the option to determine whether the applicable interest payment payable to the Cyrus Purchasers during such time is payable in cash or shares of common stock. The number of shares of common stock that may be issued as payment of interest on the Notes will be determined by dividing the amount of interest due to the holders of the Notes by the volume weighted average of the closing prices of one share of common stock as reported on the NASDAQ Capital Market for the 20 consecutive trading days up to and including the trading day on the third trading day prior to the valuation date, using the interest payment due date as the valuation date; provided the Company may not pay interest in shares of common stock at a price per share lower than, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50 (as adjusted from time to time for items such as stock splits, combinations, reclassifications, or recapitalizations). In the event of a share price lower than, in the case of the Initial Notes, $4.90 per share, and in the case of the Additional Notes, $4.50, the Company has the option to pay interest in a combination of shares of common stock and cash so long as the number of shares of common stock that the Company issues does not exceed the quotient obtained by dividing the interest payable at such time by, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50, and the difference between the amount of the interest paid in shares and the average closing price of the shares of common stock, determined as described above, will be payable in cash. Interest expense for the Notes was $0.9 million and $0.4 million in fiscal 2014 and 2013, respectively.

The Cyrus Purchasers may elect to convert all or a portion of the outstanding principal amount of such Purchaser’s Note into shares of common stock (subject to certain limitations) in an amount equal to the principal amount of the Notes being converted divided by, in the case of the Initial Notes, $6.50, and in the case of the Additional Notes, $5.00, in each case subject to adjustment as set forth in the NPA, such as stock splits.

The Company may, at its option, convert the outstanding Initial Notes or Additional Notes, as applicable, into shares of common stock (subject to certain limitations) on the first trading day immediately following the date that the closing bid price of the common stock exceeds, in the case of the Initial Notes, $13.00, and in the case of the Additional Notes, $7.50, for ten days consecutive trading days.

The obligations under the Notes are secured by a pledge of 65% of the Company’s stock in each of its foreign subsidiaries.

The NPA contains customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the NPA, the Cyrus Purchasers may declare all amounts outstanding to be immediately due and payable. The NPA specifies a number of events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. In the event of default, the interest rate shall automatically increase to 11%. The Company has also granted certain registration rights to the Notes’ Purchasers. In May 2014, the Cyrus Purchasers waived certain covenants under the Notes and the NPA to permit the Company to enter into the Merger Agreement and to borrow up to $10.0 million from Sphere 3D. At June 30, 2014, the Company was in compliance with all covenants of the Notes.

Note Payable - Related Party

In May 2014, the Company issued a note in the amount of $5.0 million to Sphere 3D, which was amended and restated on September 8, 2014 to increase the principal amount under the note to the greater of the amount actually borrowed from Sphere 3D and $10.0 million. The note is subordinated to certain existing indebtedness and is secured by the Company’s inventory and shares of common stock of Sphere 3D owned by the Company. The note bears interest at the prime rate (as defined in the agreement) plus 2% which is payable in kind semi-annually through an increase in the principal balance of the note. At June 30, 2014, the interest rate on the note was 5.25% and the principal balance was $5.0 million, recorded as long-term debt — related party. As of September 23, 2014, the principal balance of the note was $7.8 million.

The note is payable in full in one lump sum on May 15, 2018; provided however that immediately prior to the closing of the proposed merger with Sphere 3D, the note is required to be repaid in shares of common stock of Sphere 3D owned by the

Company with a value equal to the total borrowings under the note, and to the extent the note is not repaid in full by such transfer of shares, any remaining portion of the note will remain outstanding following the completion of the merger. In addition, following the September 2014 amendment of the note, the Company may not sell any shares of Sphere 3D common stock without the prior consent of Sphere 3D to such sale.

NOTE 7 — RELATED PARTY

In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Sphere 3D. As consideration for the transactions contemplated by the technology license agreement, the Company paid Sphere 3D $250,000 in cash and issued Sphere 3D 42,644 shares of its common stock, with a value at the time of issuance of approximately $250,000. As partial payment under the supply agreement, Sphere 3D issued 769,231 common shares with a value as of the date of issuance equal to approximately $0.5 million to the Company.

In connection with the July 2013 Sphere 3D transaction, Eric Kelly, the Company’s President and Chief Executive Officer, was appointed chairman of the Board of Directors of Sphere 3D. Mr. Kelly was also awarded an option to purchase up to 850,000 shares of common stock of Sphere 3D with an exercise price of approximately $0.63, which is believed to represent approximately 5% of Sphere 3D’s outstanding shares at the time the award was granted.

At June 30, 2014, the Company had $0.5 million and $0.2 million in accounts receivable and other long-term liabilities, respectively, related to the Sphere 3D supply agreement. The Company recognized $1.0 million in revenue related to the supply agreement during the fiscal year ended June 30, 2014. No related party expense was recognized during the fiscal year ended June 30, 2014.

NOTE 8 — INCOME TAXES

The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The following is a summary of the changes in the amount of unrecognized tax benefits (in thousands):

	Fiscal Year
	2014	2013
Unrecognized tax benefits at the beginning of the period	$673	$307
Increase related to prior periods	—	366

Unrecognized tax benefits	$673	$673

At June 30, 2014, there were no unrecognized tax benefits presented as a component of long-term liabilities in the accompanying consolidated balance sheet. At June 30, 2014, there was $0.7 million presented as a reduction of the related deferred tax asset for which there is full valuation allowance, of which $0.5 million will affect the effective tax rate if recognized. However, the portion that would be recognized as an increase to deferred tax assets may result in a corresponding increase in the valuation allowance at the time of recognition resulting in no net effect to the effective tax rate, depending upon the Company’s assessment of the likelihood of realization of the tax benefits at the time they are recognized.

The Company believes it is reasonably possible that, within the next twelve months, the amount of unrecognized tax benefits may remain unchanged. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated balance sheets at fiscal years ended June 30, 2014 and 2013, and recognized no interest and/or penalties in the consolidated statements of operations for the fiscal years ended June 30, 2014 and 2013.

The Company is subject to federal and state taxation in the United States and also in certain foreign tax jurisdictions. Generally, the Company’s tax returns for fiscal 2011 and forward are subject to examination by the U. S. federal tax authorities and fiscal 2010 and forward are subject to examination by state tax authorities.

The components of loss before income taxes were as follows (in thousands):

	Fiscal Year
	2014	2013
Domestic	$(25,012)	$(20,031)
Foreign	(472)	549

	$(25,484)	$(19,482)

The (benefit from) provision for income taxes includes the following (in thousands):

	Fiscal Year
	2014	2013
Current:
Federal	$(2,436)	$—
State	(174)	24
Foreign	126	141

Total current	(2,484)	165
Deferred:
Foreign	(76)	—

(Benefit from) provision for income taxes	$(2,560)	$165

A reconciliation of income taxes computed by applying the federal statutory income tax rate of 34.0% to loss before income taxes to the total income tax (benefit) provision reported in the accompanying consolidated statements of operations is as follows (in thousands):

	Fiscal Year
	2014	2013
Federal income tax at statutory rate	$(8,665)	$(6,624)
Increase in valuation allowance	7,017	6,238
Other comprehensive income	(2,493)	—
State income taxes, net of federal benefit	(552)	(516)
Share-based compensation expense	870	926
Permanent differences	1,263	141

(Benefit from) provision for income taxes	$(2,560)	$165

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are shown below. A full valuation allowance has been recorded, as realization of such assets is uncertain. Deferred income taxes are comprised as follows (in thousands):

	June 30,
	2014	2013
Deferred tax assets:
Net operating loss carryforward	$94,702	$52,430
Intangible assets	6,438	1,601
Tax credits	3,377	3,258
Share-based compensation	1,784	1,850
Inventory	1,352	1,362
Warranty and extended warranty	1,209	1,348
Capital loss carryforward	1,094	1,109
Other	1,241	569

Deferred tax asset, gross	111,197	63,527
Valuation allowance for deferred tax assets	(111,197)	(63,527)

	—	—

Deferred tax liabilities - other	(182)	—

Net deferred tax liabilities	$(182)	$—

At June 30, 2014, the Company has federal and state net operating loss carryforwards of $248.7 million and $112.5 million, respectively. These amounts include share-based compensation deductions of $1.0 million that will be recorded to contributed capital when realized. The remaining federal net operating loss will begin expiring in 2017, unless previously utilized. State net operating loss carryforwards began expiring in 2014, unless previously utilized.

The Company’s ability to use its net operating loss and research and development credit carryforwards may be substantially limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” under the definition of Section 382. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operations or financial position of the Company.

At June 30, 2014, the Company had federal and California research and development tax credit carryforwards totaling $1.2 million and $3.3 million, respectively. The California research credit may be carried forward indefinitely. The federal research credit will begin expiring in 2025 unless previously utilized. In addition, the Company has foreign tax credit carryforwards totaling $0.3 million, which will begin expiring in 2015 unless previously utilized. The Company has federal alternative minimum tax credit carryforwards totaling $0.2 million which can be carried forward indefinitely.

NOTE 9 — EQUITY

Authorized Number of Shares of Common Stock

On January 17, 2014, the Company increased its authorized shares of common stock from 90.2 million shares to 125.0 million shares.

Sale of Common Stock

In February 2013, in a private placement transaction, the Company sold an aggregate of 204,081 shares of its common stock at $4.90 per share for gross proceeds of $1.0 million and net proceeds of approximately $0.9 million.

Issuance of Common Stock for Conversion of Convertible Notes and Payment of Interest

During fiscal 2014, the Company issued an aggregate of 1,649,579 shares of common stock at $6.50 per share in satisfaction of $10.7 million of the Company’s outstanding convertible notes.

During fiscal 2014, the Company issued an aggregate of 104,285 shares of common stock with a weighted average issuance price of $4.86 per share to the holders of its outstanding convertible notes as payment of interest on such notes.

During fiscal 2013, the Company issued an aggregate of 69,698 shares of common stock at $5.75 per share to the holders of its outstanding convertible notes as payment of interest on such notes.

Issuance of Common Stock

During fiscal 2014, the Company issued 212,771 shares of common stock in conjunction with vested restricted stock units. The restricted stock unit holders surrendered 100,299 restricted stock units to pay for minimum withholding taxes totaling $0.5 million. During fiscal 2013, the Company issued 225,954 shares of common stock in conjunction with vested restricted stock units, and the restricted stock unit holders surrendered 110,401 restricted stock units to pay for minimum withholding taxes totaling $0.7 million

Warrants

In connection with the Company’s March 2011 private placement, the Company has outstanding warrants to purchase up to 758,972 shares of common stock. Each warrant has an exercise price of $8.55 per share of common stock. The warrants are immediately exercisable and expire in March 2016. In connection with the offering and as partial compensation for the placement agent’s services, the Company has outstanding to the placement agent a warrant exercisable to purchase up to 51,918 shares of common stock at an exercise price of $8.55 per share; with other terms also substantially the same as the warrants issued to the purchasers. During fiscal 2014 and 2013, the Company issued no shares of common stock related to these outstanding warrants.

In connection with the Company’s February 2010 private placement, the Company has outstanding warrants to purchase up to 2,007,135 shares of common stock with an exercise price of $8.13 per share. In connection with this transaction, the Company has outstanding a warrant to purchase up to 36,173 shares of common stock at an exercise price of $14.76 per share to the placement agent. The warrants are immediately exercisable and expire in February 2015, and provide for weighted-average anti-dilution protection in the event that the Company issues additional securities at a price less than the then-effective exercise price of the warrants. Reflective of previous anti-dilution adjustments, the number of outstanding warrants to purchase shares of common stock associated with the February 2010 private placement at June 30, 2013 was 1,859,092 shares with a per share strike price of $8.78. As part of the conversion of a portion of the Company’s convertible notes and payment of convertible notes interest in shares of common stock, the number of shares of common stock was adjusted from 1,859,092 shares to 2,007,135 shares, net of shares previously issued, and the per share strike price of such warrants was proportionately decreased from $8.78 to $8.13, each as a result of the weighted-average anti-dilution provisions in the warrants. During fiscal 2014 and 2013, the Company issued no shares of common stock related to these outstanding warrants.

In connection with the Company’s November 2009 public offering, the Company has an outstanding warrant for the purchase of 20,700 shares of the Company’s common stock at $13.13 per share to the underwriter of the offering. The warrant is currently exercisable and expires in October 2014. As of June 30, 2014, the warrant had not been exercised.

NOTE 10 — EQUITY INCENTIVE PLANS

The Company has two active stock option plans administered by the Compensation Committee of the Board of Directors. As of June 30, 2014, the Company had reserved an aggregate of 2.4 million shares of common stock for issuance under the 2003 Equity Incentive Plan (“2003 Plan”) and the 2009 Equity Incentive Plan (“2009 Plan”) (collectively, the “Option Plans”). The Option Plans provide for the granting of stock and option awards. Currently, the Company may grant new awards only under the 2009 Plan. The 2009 Plan provides for the granting of restricted stock, stock units, stock options and stock appreciation rights. The Option Plans were approved by the Company’s shareholders. The Compensation Committee may also grant awards outside of the Option Plans as an inducement to an employee commencing employment with the Company. As of June 30, 2014, the Company had reserved an aggregate of 34,167 shares of common stock for the issuance of inducement awards.

Option and stock awards granted generally vest over a three-year period. Option awards generally expire after a period not to exceed six years, except in the event of termination, whereupon vested shares must be exercised generally within three months under the 2009 Plan and 2003 Plan, or upon death or disability, in which case an extended six- or twelve-month exercise period is specified. As of June 30, 2014, approximately 0.3 million shares were available for grant in the future under the Option Plans.

Stock Options

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table:

	Fiscal Year
	2014	2013
Expected volatility	85.0%	78.6%
Risk-free interest rate	2.0%	0.9%
Dividend yield	—	—
Expected term (in years)	6	6

The Company utilizes a volatility study for expected volatility, which takes into account such factors as the overall market conditions, the industry sector, and the expected and realistic pricing of equity instruments in the marketplace and is generally reflective of both historical and implied volatility. The Company applies a forfeiture rate based upon historical pre-vesting option cancellations. The risk-free interest rate is determined based upon a constant maturity U.S. Treasury security with a contractual life approximating the expected term of the option. The expected term of options granted is estimated based on a number of factors, including but not limited to the vesting term of the award, historical employee exercise behavior (for both options that have run their course and outstanding options), the expected volatility of the Company’s stock and an employee’s average length of service.

Option activity is summarized below (shares and aggregate intrinsic value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at June 30, 2012	332	$13.30
Granted	107	7.90
Exercised	(7)	6.60
Forfeited and expired	(75)	18.10

Options outstanding at June 30, 2013	357	10.80
Granted	45	5.00
Exercised	—	—
Forfeited and expired	(125)	10.01

Options outstanding at June 30, 2014	277	$10.23	2.68	$74

Vested and expected to vest at June 30, 2014	271	$10.32	2.74	$73

Exercisable at June 30, 2014	242	$10.84	2.37	$66

The following table summarizes information about stock options (in thousands, except per share amounts):

	Fiscal Year
	2014	2013
Weighted-average grant date fair value per share of options granted with exercise prices:
Equal to fair value	$3.86	$5.25
Intrinsic value of stock options exercised	$—	$50
Cash received upon exercise of stock options	$—	$200
Actual tax benefit realized for the tax deductions from stock option exercises	$—	$—
Total income tax benefit recognized in the consolidated statements of operations	$—	$—

Restricted Stock Units

The following table summarizes information about restricted stock units activity (in thousands, except per share amounts):

	Number of Shares	Weighted- Average Grant Date Fair Value
Outstanding — June 30, 2012	810	$12.55
Granted	89	8.15
Vested	(336)	12.50
Forfeited	(34)	10.30

Outstanding — June 30, 2013	529	11.95
Granted	1,822	3.35
Vested	(313)	11.63
Forfeited	(135)	9.81

Outstanding — June 30, 2014	1,903	$3.92

The fair value of each restricted stock unit is the market price of the Company’s stock on the date of grant and typically vests over three years. In fiscal 2014 and 2013, the fair value of restricted stock that vested was $3.6 million and $4.2 million, respectively. The Company recognized $3.8 million and $4.2 million in fiscal 2014 and 2013, respectively, for share-based compensation expense related to these awards.

Stock Appreciation Rights

In June 2011, the Company modified options, which had been granted to certain executives during fiscal 2010 to purchase 318,671 shares of the Company’s common stock, and reissued the options as SAR awards. No other terms of the awards changed. The purpose of the amendment and reissuance was to provide that, upon exercise, the SAR would be settled in cash or stock, at the discretion of the Company. Based on the SAR settlement provisions, and the Company’s intentions, this modification changed these awards from equity-based instruments to liability-based instruments. As such, the fair value of the SAR awards is recalculated at each subsequent reporting period until settlement, and recorded as an adjustment to the liability. The Company uses a Black-Scholes valuation model to determine the fair value and recorded a current liability of $0.2 million and $0.5 million as of June 30, 2014 and 2013, respectively.

As of June 30, 2014, there were 283,000 SAR awards vested with an exercise price of $12.45, a remaining contractual term of 1.8 years, and no intrinsic value. During fiscal 2014, there were 35,671 SAR awards canceled. No SAR awards were exercised during fiscal 2014 and 2013.

2006 Employee Stock Purchase Plan

In February 2007, the Company adopted the 2006 Employee Stock Purchase Plan (“2006 ESPP”). As of June 30, 2014, 88,527 shares of common stock were reserved for issuance under the 2006 ESPP.

Offerings under the 2006 ESPP are for a duration of six months and consist of one purchase interval. The 2006 ESPP limits stock purchases to (i) no more than $25,000 worth of stock in any calendar year and (ii) no more than 500 shares per individual per offering. Shares are purchased at 85% of the lower of the beginning or end of the period price. During fiscal 2014 and 2013, the Company issued 19,667 and 26,718 shares, respectively, and recognized approximately $15,000 and $30,000 as share-based compensation in fiscal 2014 and 2013, respectively.

Share-Based Compensation Expense

The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Fiscal Year
	2014	2013
Cost of product sales	$99	$135
Sales and marketing	316	1,006
Research and development	304	319
General and administrative	3,234	3,310

	$3,953	$4,770

As of June 30, 2014, there was a total of $5.6 million of unrecognized compensation expense related to unvested equity-based compensation awards. The expense associated with non-vested stock and options awards granted prior to June 30, 2014 is expected to be recognized over a weighted-average period of 1.7 years.

NOTE 11 — SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one industry segment providing data storage solutions for small and medium businesses and distributed enterprises. The Company conducts business globally, and its sales and support activities are managed on a geographic basis. Our management reviews financial information presented on a consolidated basis, accompanied by disaggregated information it receives from its internal management system about revenues by geographic region, based on the location from which the customer relationship is managed, for purposes of allocating resources and evaluating financial performance.

Information about Products and Services

The following table summarizes net revenue (in thousands):

	Fiscal Year
	2014	2013
Disk systems	$25,128	$9,602
Service	17,338	19,184
Tape automation systems	14,200	16,784
Tape drives and media	9,026	2,450

	$65,692	$48,020

Information about Geographic Areas

The Company markets its products domestically and internationally, with its principal international market being Europe. Revenue is attributed to the location to which the product was shipped. The following table summarizes net revenue by geographic area (in thousands):

	Fiscal Year
	2014	2013
Americas	$24,138	$24,148
Europe, Middle East, Africa	32,070	19,516
Asia Pacific	9,484	4,356

	$65,692	$48,020

Sales to customers inside the United States comprised $20.8 million and $23.0 million of Americas net revenues during fiscal 2014 and 2013, respectively. Sales to Germany accounted for $11.3 million and $3.6 million during fiscal 2014 and 2013, respectively. Sales to France accounted for $6.9 million and $5.7 million during fiscal 2014 and 2013, respectively.

The following table presents property and equipment information for geographic areas based on the physical location of the assets (in thousands):

	Fiscal Year
	2014	2013
Europe	$2,348	$49
United States	2,159	1,965
Asia Pacific	1,292	—

Total	$5,799	$2,014

NOTE 12 — 401K PLAN

The Company maintains an employee savings and retirement plan (the “401(k) Plan”) covering all of the Company’s employees. The 401(k) Plan permits but does not require matching contributions by the Company on behalf of participants. The Company does not make matching contributions.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office space, production facilities, and vehicles under non-cancelable operating leases that expire in various years through fiscal year 2020. Future minimum lease payments under these arrangements are as follows (in thousands):

Minimum Lease Payments
Fiscal 2015	$2,690
Fiscal 2016	2,096
Fiscal 2017	1,541
Fiscal 2018	898
Fiscal 2019	703
Thereafter	20

$7,948

Rent expense under non-cancelable operating leases is recognized on a straight-line basis over the respective lease terms and was $2.7 million in both fiscal 2014 and 2013.

Letters of credit

During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of June 30, 2014, the Company’s had standby letters of credit of $0.7 million that were not recorded on the Company’s consolidated balance sheets.

Warranty and Extended Warranty

The Company had $1.1 million and $1.9 million in deferred costs included in other current and non-current assets related to deferred service revenue at June 30, 2014 and 2013, respectively. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at June 30, 2012	$1,286	$11,739
Settlements made during the period	(530)	(13,411)
Change in liability for warranties issued during the period	394	12,026
Change in liability for pre-existing warranties	(360)	—

Liability at June 30, 2013	790	10,354
Liabilities assumed from acquisition	950	1,725
Settlements made during the period	(305)	(11,889)
Change in liability for warranties issued during the period	224	10,026
Change in liability for pre-existing warranties	(240)	—

Liability at June 30, 2014	$1,419	$10,216

Current liability	$994	$6,920
Non-current liability	425	3,296

Liability at June 30, 2014	$1,419	$10,216

Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at June 30, 2014 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

Proposed Merger

In May 2014, the Company announced that it had signed an agreement and plan of merger by and among the Company and Sphere 3D. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against the Company, all of its directors, and Sphere 3D in the California Superior Court in and for the County of San Diego. Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of the Company, as a defendant. On June 25, 2014, the Superior Court entered an order providing for the consolidation of all cases relating to the Company’s decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL. On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against the Company’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Company shareholders under the terms of the merger agreement. The lawsuit alleges that the other defendants aided and abetted the purported breaches of fiduciary duties by the Company’s directors. The relief sought includes an injunction prohibiting the consummation of the proposed merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys’ fees and costs. The Company believes the lawsuit to be without merit and intends to vigorously defend against the action. However, if the plaintiffs are successful in preventing the merger, or are awarded significant damages, it could materially and adversely affect the Company’s business, financial condition, liquidity, and the market price of its common stock.

Patent Infringement

In August 2010 and October 2010, the Company filed patent infringement lawsuits in the United States District Court for the Southern District of California and United States International Trade Commission (“ITC”), respectively, against various parties. Both lawsuits claim infringement of two of the Company’s U.S. Patents, Nos. 6,328,766 and 6,353,581.

In November 2011, the Company entered into a multi-year settlement and cross-licensing agreement with IBM pursuant to which the Company released all claims it had against IBM and Dell Inc. in connection with the patent infringement lawsuits the Company had filed.

In July 2014, the Company entered into a settlement and cross-license agreement with BDT pursuant to which the Company released all claims it had against BDT. In connection with the settlement, the Company also dismissed its patent infringement claims filed against PivotStor, LLC, a BDT customer based in Irvine, California, which was pending in the United States District Court for the Southern District of California.

In June 2012, the Company filed patent infringement lawsuits in the United States District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado, and Qualstar Corporation (“Qualstar”), based in Simi Valley, California. In the Spectra Logic case, the Company claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, the Company claimed infringement of U.S. Patent No. 6,328,766.

In June 2013, Spectra Logic filed a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,328,766 with the United States Patent and Trademark Office. The petition has been assigned Case No. IPR2013-00357. In December 2013, the United States Patent and Trademark Office initiated an inter partes review proceeding involving U.S. Patent No. 6,328,766. The inter partes review proceeding is ongoing.

In January and February 2014, the District Court for the Southern District of California stayed the Company’s litigation against Qualstar and Spectra Logic, respectively, pending the results of the inter partes review filed by Spectra Logic. The Company is continuing to pursue its claims against Spectra Logic and Qualstar.

In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against the Company in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by the Company’s products. Safe Storage is seeking monetary damages from the Company and injunctive relief.

Patent Litigation Funding Agreement

In December 2010, the Company entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against the Company in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that the Company’s January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company’s refusal to make the payment constitutes a breach of the Funding Agreement by the Company. The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. The Company believes the lawsuit to be without merit and intends to vigorously defend against the action.

NOTE 14 — SUBSEQUENT EVENTS

Short-term Investment - Related Party

In July 2014, Sphere 3D issued common shares of Sphere 3D to the Company with a value of approximately $500,000 in accordance with the terms of the Sphere 3D supply agreement. These shares are subject to a restriction on their sale until November 19, 2014. In addition, following the September 8, 2014 amendment of the Company’s note payable with Sphere 3D, the Company may not sell any shares of Sphere 3D common stock without the prior consent of Sphere 3D to such sale.

On September 17, 2014, the Company entered into an agreement to sell shares of Sphere 3D for proceeds of $1.0 million. As of September 17, 2014, the fair market value of the Company’s short-term investment after the sale was $4.7 million.

NOTE 15 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of selected quarterly financial information (in thousands, except per share data):

	Quarter Ended
	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
Net revenue	$10,606	$10,636	$20,240	$24,210
Gross profit	3,569	3,666	6,572	6,508
Loss from operations	(4,096)	(4,499)	(6,862)	(8,493)
Loss before income taxes	(4,571)	(4,830)	(7,159)	(8,924)
Net loss	(4,590)	(4,316)	(6,633)	(7,385)
Net loss per share, basic and diluted	$(0.75)	$(0.60)	$(0.44)	$(0.42)

	Quarter Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Net revenue	$11,711	$12,599	$11,642	$12,068
Gross profit	3,943	4,597	3,852	4,408
Loss from operations	(4,663)	(4,112)	(5,138)	(4,962)
Loss before income taxes	(4,814)	(4,205)	(5,082)	(5,381)
Net loss	(4,863)	(4,273)	(5,086)	(5,425)
Net loss per share, basic and diluted	$(0.85)	$(0.75)	$(0.87)	$(0.90)